Exhibit 99.1

Freeline Announces FDA Clearance of Investigational New Drug Application

for FLT201 for Gaucher Disease Type 1

FLT201 is the first AAV gene therapy program to enter the clinic for Gaucher disease Type 1

FLT201 Phase 1/2 trial for Gaucher disease Type 1 on track for patient dosing in the first half of 2022

LONDON, January 6, 2022 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative AAV-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today announced that the U.S. Food and Drug Administration (FDA) has cleared its Investigational New Drug (IND) application for FLT201 as an investigational gene therapy for the treatment of Gaucher disease Type 1.

“The FDA clearance of this IND is an important milestone for FLT201, which is the first AAV-mediated gene therapy for patients with Gaucher disease Type 1 in the clinic,” said Michael Parini, Chief Executive Officer of Freeline. “Our FLT201 program harnesses our unique scientific platform capabilities – our highly potent, proprietary AAVS3 capsid, robust CMC and pre-clinical data across all our programs, and our advanced protein engineering capabilities – to develop a potentially transformative treatment for patients suffering from Gaucher disease. The entry of our third program into the clinic is important validation of the advantage of Freeline’s portfolio approach to development.”

“This IND clearance is an important step toward bringing FLT201 to patients and is made possible by the extended safety database across our proprietary platform,” said Dr. Pamela Foulds, Chief Medical Officer of Freeline. “Our extensive preclinical proof-of-concept studies suggest FLT201 has the potential to reach difficult to treat tissues, such as bone marrow and lung, which are not sufficiently addressed by standard-of-care enzyme replacement therapy. These data, along with the promise of sustained, endogenous production of GCase following a one-time intravenous infusion, suggest that treatment with FLT201 may be a transformative treatment that can significantly reduce or eliminate the need for enzyme or substrate replacement therapy.”

FLT201 consists of a potent, rationally designed AAV capsid (AAVS3) containing an expression cassette that encodes for a novel glucocerebrosidase variant (GCasevar85) under the control of a liver-specific promoter. The GCasevar85 contains two novel amino acid substitutions to the wild-type human GCase, which results in a 20-fold increase in GCase half-life at lysosomal pH conditions, but similar catalytic parameters to those of wild-type GCase and enzyme replacement therapy (ERT).

Freeline initiated the Phase 1/2 dose-finding trial of FLT201 at the end of 2021 in Europe and expects to dose two patients in the first dose cohort in the first half of 2022, with initial safety and biomarker data from the first cohort expected in Q3 2022. The Company expects to report data on all dosed patients, including those dosed in Q3, prior to year-end 2022.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing, and commercialization. The Company has clinical programs in hemophilia B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the US.

About Gaucher Disease

Gaucher disease is a genetic disorder in which a fatty substance called glucosylceramide accumulates in macrophages in certain organs due to the lack of functional glucocerebrosidase (GCase). The disorder is hereditary and presents in various subtypes. Freeline is currently focused on Gaucher disease Type 1, the most common type, which impacts the health of many organs of the body including the spleen, liver, blood system and bones. The current standard of care is intravenous infusion of ERT every two weeks, which is a significant treatment burden on the patient.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, statements regarding the dosing, timing, progress and interim and final results of the Company’s Phase 1/2 dose-finding clinical trial of FLT201 and statements regarding the potential of FLT201, including its potential to be a transformative treatment for patients suffering from Gaucher disease. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contact

David S. Arrington

Vice President Investor Relations & Corporate Communications

Freeline Therapeutics

david.arrington@freeline.life

+1 (646) 668 6947